UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Revises Consolidated Financial Forecast and Year-End Dividend Projection for the Year Ending March 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on January 22, 2015 in Kyoto, Japan

Nidec Revises Consolidated Financial Forecast and

Year-End Dividend Projection for the Year Ending March 31, 2015

Nidec Corporation (NYSE:NJ) (the "Company") today announced an upward revision to its U.S. GAAP-based consolidated full-year financial forecast and year-end dividend projection for the year ending March 31, 2015.

The details are as follows.

1. Revised consolidated financial forecast (U.S. GAAP) for the year ending March 31, 2015

From April 1, 2014 to March 31, 2015 (Millions of yen, except for per share amounts and percentages)
	For the year ending March 31, 2015				(Reference) For the year ended March 31, 2014
	Previous Forecast (announced on July 23, 2014)	Revised Forecast	Change (amount)	Change (%)
Net sales	960,000	1,000,000	40,000	4.2	875,109
Operating income	105,000	110,000	5,000	4.8	84,864
Income before income taxes	103,000	108,000	5,000	4.9	84,460
Net income attributable to Nidec Corporation	69,000	75,000	6,000	8.7	56,272
Net income Attributable to Nidec Corporation per share-basic	248.12	269.64	-	-	206.82

*The Company implemented a two-for-one stock split of its common stock effective April 1, 2014. The previously reported “Net Income Attributable to Nidec Corporation per share-basic” has been retroactively adjusted to reflect the stock split.

Reasons for Revision

The upward revision is intended to reflect the Company’s record consolidated sales and resulting profit increases for the nine months ended December 31, 2014, which exceeded the previously announced financial guidance.

Notes:

a)

The revised financial forecasts assume the exchange rates of 110 yen against the U.S. dollar and 135 yen against the euro. The assumed exchange rates of the yen against other currencies including Asian currencies have been determined in relation to these exchange rates.

b)

Pursuant to ASC 805 “Business Combinations,” consolidated financial statements for the three months ended March 31, 2014 and for the six months ended September 30, 2014 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.) in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, we completed our valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

2. Revised year-end dividend projection for the year ending March 31, 2015

Dividend per share (Yen) for the year ending March 31, 2015

	Annual Dividends Per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fourth Quarter-end	Full Year
Previous Projection (as of July 23, 2014)	-	30.00	-	30.00	60.00
Revised Projection	-	-	-	40.00	70.00
Dividend Paid (for the year ending March 31, 2015)	-	30.00	-	-	-
<Reference> Dividend Paid (for the year ended March 31, 2014)	-	45.00	-	55.00	100.00
*The Company implemented a two-for-one stock split on its common stock as of April 1, 2014. Dividends paid for the year ended March 31, 2014 represent the actual payment amounts on a pre-split basis.

Reason for the revision

The Company upholds shareholder-oriented management and places importance on regular dividend payments, seeking to increase its dividend payout to around 30% of the consolidated net income. Based on the stated upward revision to the Company's consolidated financial forecasts for the year ending March 31, 2015, the Company has revised upward its year-end dividend projection for the year ending March 31, 2015 from 30 yen per share to 40 yen per share, making the projected aggregate annual dividend 70 yen per share.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the Company’s current intent, plans, expectations and estimates. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, changes in customer circumstances and demand, exchange rate fluctuations, available funds, future alternative uses for cash, and general economic, business and market conditions. The Company assumes no obligation to, and does not currently intend to, update these forward-looking statements, except as required by law.

-###-

#